Exhibit (a)(5)(C)

ADVENT INTERNATIONAL CORPORATION/CHARLOTTE RUSSE

ACQUISITION ANNOUNCEMENT

EMPLOYEE QUESTIONS AND ANSWERS

September 2, 2009

In an effort to openly share information and answer some of the questions you may have regarding the recent acquisition announcement, the following Q&A has been prepared. This document is provided for your information only. Inquiries from external parties, including investors and media, should be forwarded to Kathy Swanson at 858.490.2603 or kathy.swanson@charlotterusse.com. After reviewing the Q&A document, if you have unanswered questions, please contact Kathy Swanson.

We are committed to providing answers to your questions as quickly as possible and will provide regular updates as there is information to share. However, for legal reasons, please know that there will be certain information the company is prohibited from sharing.

General Topics

What was announced?

On Monday, August 24, 2009 we announced that Charlotte Russe Holding, Inc. entered into a definitive merger agreement to be acquired and taken private by investment funds managed by Advent International Corporation, a leading global private equity firm with significant expertise in the retail sector. Pursuant to the terms of the merger agreement, on Monday, August 31, 2009 an affiliate of Advent commenced a tender offer to purchase for cash all of the outstanding shares of Charlotte Russe common stock, at a price of $17.50 per share, for a total value of approximately $380 million (the “Offer”). If the Offer is successful, Charlotte Russe will become a wholly-owned subsidiary of Advent pursuant to the merger agreement (the “Merger”).

Why an acquisition and why now?

This transaction is the culmination of a thorough process that began in January 2009, when we announced we were exploring strategic alternatives. Since then, our Board of Directors has been examining several paths for growth at Charlotte Russe, and ultimately determined that a sale to Advent would ensure the best outcome for our employees, customers and investors. We are pleased to have reached this agreement with Advent, which creates substantial value for our stockholders.

Who is Advent?

Founded in 1984, Advent has been investing in the retail sector for two decades and has funded over 25 retail businesses across a range of subsectors, including specialty retail, value retail, duty-free and food services. Since inception, Advent has raised $24 billion in private equity capital and, through its buyout programs, has completed more than 250 transactions valued at approximately $45 billion in 35 countries. Advent has offices in 15 countries and has over 140 investment professionals across Western and Central Europe, North America, Latin America and Asia.

What are the benefits of this acquisition?

Advent brings in-depth sector knowledge of the rapidly changing retail landscape and an exceptional track record of supporting growth. This partnership will create opportunities for our employees and positions us well for the future. We believe that Advent is committed to building value in Charlotte Russe as a long-term investor. Advent’s desire to add Charlotte Russe to its portfolio underscores our solid business model, the talent of our people and the significant progress we have made in transforming Charlotte Russe into a top-tier specialty retailer.

Transaction

How much is Advent paying for this transaction? What are the terms of the acquisition? Is this a stock or cash transaction?

Advent is offering to purchase for cash all of the outstanding shares of Charlotte Russe’s common stock at a price of $17.50 per share, for a total value of approximately $380 million.

How long has this been going on?

In August 2008, representatives of Advent had discussions with members of the Charlotte Russe Board and its advisors, in which Advent expressed an interest in acquiring Charlotte Russe. Advent stated in an August 27, 2008 letter to the chairman of the Board that “Advent is a long term investor and as such recognizes that the share price is near its 52 week low and we are prepared to value the business based upon its intrinsic value.” We did not respond to this letter and had no further contact with Advent regarding a possible acquisition until January 2009, at which point we publicly announced that we were exploring strategic alternatives and commenced the sale process.

How confident are Charlotte Russe and Advent that the Merger will be completed?

Both Charlotte Russe and Advent expect the Offer will be successful and the subsequent Merger will be consummated. Completion of this type of transaction is subject to customary closing conditions, including obtaining regulatory approvals. In addition, it is also a condition to the Offer that holders of at least a majority of Charlotte Russe’s outstanding common stock (determined on a fully-diluted basis) tender their shares in the Offer. There are a number of factors that could affect when the transaction closes, including the number of shares tendered pursuant to the Offer and in any subsequent offering period. The earliest the transaction could close would be in late September or early October.

Have you received other proposals? When? What terms?

The details regarding the background of the merger process and other proposals are available in the United States Securities and Exchange Commission filings relating to the Offer.

What process did our Board follow in making its decision?

Our Board, in consultation with its financial and legal advisors, and upon approval and recommendation of a Special Committee of independent members of our Board, carefully reviewed the Advent proposal and determined that is was in the best interests of Charlotte Russe’s stockholders.

What will be the composition of the stockholder base for the surviving company post-Merger?

This is an all cash offer. If the Offer is successful, Charlotte Russe’s stockholders will receive cash for their shares and will not be stockholders of the surviving company post-Merger.

Will Charlotte Russe’s management team remain in place?

Advent is looking forward to working with the existing management team and will consider what, if any, changes would be desirable in light of the circumstances that exist upon completion of the Offer.

Have you talked to stockholders about the proposal/offer? What have been their reactions?

We welcome the opinions of all of our stockholders and our Board is committed to continuing to make decisions that are in the best interests of Charlotte Russe and its stockholders. We expect that stockholders will be pleased with the Offer.

What is the regulatory review process?

The Offer is conditioned upon, among other things, the expiration or termination of the statutory waiting period (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Does Advent plan to rename Charlotte Russe?

We understand from Advent that they have no plans to change the name of the company.

General Employee

Will there be changes in the operation of our business?

Charlotte Russe will continue to operate business-as-usual through the completion of the Merger, and we are working closely with Advent to ensure a smooth, seamless transition. We will continue to provide the same level of quality service our customers expect from Charlotte Russe.

Will any stores close as a result of the transaction? If so, how many is Advent looking to close?

We understand from Advent that they will continue Charlotte Russe’s existing strategy of improving its real estate portfolio, wherever appropriate. Any additional specific information regarding ongoing strategy will be communicated following the completion of the Merger.

What does this mean for employees? What should employees do as a result of this announcement?

In the short-term it is business as usual. To maintain the value of Charlotte Russe we encourage everyone to stay focused on your job duties, the organizational priorities and participate in and support the transition efforts. The best course of action for all of us is to remain focused on providing our customers with the trend-right fashions and outstanding quality and service they’ve come to expect. We will communicate additional relevant information as it becomes available.

Will this impact my job?

Advent recognizes that you are an integral part of Charlotte Russe’s success and they consider you to be a key component of Charlotte Russe’s continued transformation and growth. We do not have any information regarding specific actions that may result from the announcement or the commencement of the Offer. Advent will continue to evaluate the business and operations of Charlotte Russe during the pendency of the Offer and after the completion of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances existing at that time.

Will I be asked to relocate?

We currently do not have any information regarding specific actions regarding relocation of employees. However, at this time there are no immediate plans to move Charlotte Russe’s headquarters in San Diego.

What should I tell people outside Charlotte Russe who ask me about the Offer?

If you are contacted by the media or other outside parties regarding the Offer, consistent with our policy, please direct any inquiries to Kathy Swanson at 858.490.2603 or kathy.swanson@charlotterusse.com.

When will you tell me more?

We will do our best to keep employees updated as the process unfolds; however, it is important to understand that Charlotte Russe must abide by certain legal and regulatory requirements throughout this process, which at times restricts our communications.

As an employee, am I allowed to tender into the Offer?

All stockholders of Charlotte Russe, including employees, may tender their shares. Please also see “Employee Stock and Stock Options” below.

Employee Benefits

Will there be changes to employee health care benefits?

Advent has agreed to provide current employees of Charlotte Russe who remain employed by Charlotte Russe employee benefits that are comparable to the benefits they currently receive for at least six months following the completion of the Merger. Advent has also agreed to credit employees of Charlotte Russe for prior service for vesting and eligibility purposes under any Advent benefit plan in which employees may be eligible to participate after completion of the Merger. Thereafter, Advent may change benefit plans as part of its detailed review of Charlotte Russe’s existing business and operations.

Will accrued vacation be carried forward when the acquisition closes?

Advent will recognize any accrued but unused vacation, sick leave, and sabbatical time of Charlotte Russe employees up to the completion of the Merger.

Employee Stock and Stock Options

I own Charlotte Russe common stock. What will happen to my Charlotte Russe common stock?

Advent has made a cash tender offer of $17.50 per outstanding share of Charlotte Russe common stock. In the near term, Charlotte Russe shares will continue to trade on the Nasdaq Global Select Market. Stockholders that tender shares of common stock to Advent, and provided that Advent accepts that tender, would receive $17.50 per share tendered at the closing of the Offer. Following the consummation of the Offer each share outstanding immediately prior to the effective time of the Merger will be cancelled and converted into the right to receive $17.50 (or any greater per share price paid in the Offer).

I have an option to purchase Charlotte Russe stock. What will happen to that stock option?

Under the terms of the merger agreement and in accordance with the terms of Charlotte Russe’s equity incentive plans, each option to purchase common stock under the equity incentive plans that is outstanding and unexercised as of the time the Offer is completed, will become fully vested as of such time. Subsequently, each stock option outstanding and unexercised as of immediately prior to the time the Merger becomes effective shall, at the time the Merger becomes effective, be canceled, and each holder thereof shall be entitled to receive from the surviving corporation as soon as practicable following the time the Merger becomes effective, in exchange for the cancellation of such stock option, an amount in cash equal to (A) the excess, if any, of (i) the offer price over the per share exercise or “strike” price of the stock option, multiplied by (ii) the number of shares subject to such stock option immediately prior to the time the Merger becomes effective, less (B) any applicable withholdings for taxes. Any unexercised stock option with an exercise price equal to or greater than the offer price of $17.50 per share shall be canceled without payment.

How can I find out how many stock options I have outstanding?

Please contact Heather Weinmann at 858.490.2620 or heather.weinmann@charlotterusse.com for information concerning your stock options.

During the period prior to the merger close date, how can I exercise my Charlotte Russe stock options?

Employees may exercise their stock options in accordance with the terms of the equity incentive plans and standard Charlotte Russe policy.

Will I receive additional new options following the Merger?

Any new option grants following the Merger will be at the discretion of Advent.

What are the material income tax consequences of the Offer and the Merger?

In general, the receipt of cash in exchange for your shares of Charlotte Russe common stock in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, or foreign income or other tax laws. We urge you to consult your own tax advisor regarding the tax consequences of the Merger in light of your personal circumstances.

Additional Information and Where to Find It

The tender offer described in this communication has commenced, but this communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Charlotte Russe Holding Inc.’s common stock. The tender offer is being made pursuant to a tender offer statement and related materials. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND RELATED MATERIALS AND THE SOLICITATION/ RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement and related materials, including an offer to purchase and letter of transmittal, have been filed by Advent CR, Inc. and Advent CR Holdings, Inc. with the United States Securities and Exchange Commission, and the solicitation/recommendation statement has been filed by Charlotte Russe Holding, Inc. with the United States Securities and Exchange Commission. Investors and security holders may obtain a free copy of these statements and other documents filed by Advent CR, Inc. and Advent CR Holdings, Inc. or Charlotte Russe Holding, Inc. with the United States Securities and Exchange Commission at the website maintained by the United States Securities and Exchange Commission at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Innisfree M&A Incorporated, the information agent for the tender offer, at 212.750.5833 for banks and brokers or 1.888.750.5834 for stockholders and all others.